UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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20014167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heim Young, & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1256 E. Kingsley Street
(No. and Street)

Springfield	MO	65804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Brent Singleton (417) 882-7283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

HEIM, YOUNG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2020

OATH OR AFFIRMATION

I, J. Brent Singleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heim Young, & Associates, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONDREA REED
Notary Public - Notary Seal
State of Missouri
Commissioned for Greene County
My Commission Expires: January 29, 2021
Commission Number: 13441467

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sciaccotta
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Heim, Young & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Heim, Young & Associates, Inc. (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Heim, Young & Associates, Inc. as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Heim, Young & Associates, Inc.'s auditor since 2011.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 28, 2020

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
2639 Fruitville Road, Suite 303 | Sarasota, FL 34237

HEIM, YOUNG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

ASSETS

Cash and cash equivalents	$ 769,627
Receivable from broker/dealers	39,802
Concessions and fees receivable	159,953
Securities owned, at fair value	38,784
Due from related parties	110,184
Other assets	67,715
TOTAL ASSETS	$ 1,186,065

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 71,476
Commissions payable	8,336
Promissory note	286,000
Total Liabilities	$ 365,812
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized, voting 30,000 shares, non-voting 30,000 shares; issued and outstanding, voting 1,000 shares, non-voting 0 shares	$ 1,000
Additional paid-in capital	436,568
Retained earnings	382,685
Total Shareholders' Equity	$ 820,253
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,186,065

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Heim, Young & Associates, Inc. (the "Company") was incorporated in the state of Missouri on July 7, 1995. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - (*Continued*)

Commissions and Concessions - The Company generates two types of commission and concessions revenue. Sales-based revenue which is recognized on the settlement date, an industry standard, and trailing revenue which is recognized over time as earned. Sales-based revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing revenue is based on a percentage of the current market value of the client's investment holdings in trail-eligible assets and is recognized over the period during which services are performed. Since trailing revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at two financial institutions and the balance at times may exceed the federally insured limit. The Company has not experienced any loss on cash deposits.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables – The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. Management did not deem an allowance necessary at June 30, 2020.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES- (*Continued*)

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. At June 30, 2020, the Company did not have any lease obligations, as any potential leased assets are covered through an expense sharing agreement (See Note 8).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of June 30, 2020**	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 38,784	$ 38,784	$ 0	$ 0

Securities owned consist entirely of equity securities from one issuer. The fair value of the equity security is valued using quoted market prices in active markets. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - RELATED PARTY INFORMATION

The Company is affiliated, through common ownership and management, with HYA Advisors, Inc. (HYA), a registered investment advisor, HYA Financial Corporation (HYF) and D-Squared Properties, L.L.C. (D-SP).

D-SP owns the main office space leased to the Company, HYA and HYF. The Company has paid certain overhead and operating expenses on behalf of HYA and HYF and have been reimbursed by these entities. Reimbursements from these entities for the year ended June 30, 2020 was $1,337,676.

The Company and its shareholders have entered into an agreement which includes HYA, HYF and D-SP as well as all shareholders/members of these entities. Included in this agreement are certain buy/sell provisions, restrictions on sale of shares/ownership interests and other restrictions/requirements of the shareholders/members. Future shareholders/members will also be bound by this agreement.

At June 30, 2020, HYA and D-SP owed a total of $108,641 and $1,543 to the Company, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2020, the Company's net capital and required net capital were $443,804 and $5,323, respectively. The Company's ratio of aggregate indebtedness to net capital was 18%.

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over-the counter options. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, in December 2009, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer). This has been renewed for five additional years through October 2022. Under the terms of the agreement the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

NOTE 5 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - (*Continued*)

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under terms of the agreement the Company is required to maintain a $50,000 deposit with the Clearing Broker/dealer and maintain a minimum net capital of $75,000. In addition, the Company is restricted from entering into another agreement for similar services without prior written consent from the Clearing Broker/dealer. Minimum charges, termination charges and other items are included in the agreement.

NOTE 6 - 401(k) PLAN

The Company has adopted a deferred compensation plan commonly referred to as a 401(k) Plan. Employees become eligible for the plan after one year of service and having attained age 18. The Company will match employee contributions up to 3% of compensation plus 50% of contributions in excess of 3%, up to a maximum of 5% of employee's compensation. The Company is also permitted to make additional discretionary profit-sharing contributions. The plan is on a calendar year end. Company matching and profit-sharing contributions to the plan for the year ended June 30, 2020 totaled $241,222. This amount is included in compensation and related benefits on the Statement of Operations. Of this amount, $13,685 is included in accounts payable and other liabilities on the Statement of Financial Condition at June 30, 2020.

NOTE 7 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2017.

NOTE 8 - COMMITMENTS

The Company has an expense sharing agreements with its affiliates HYA Advisors, Inc. and HYA Financial Corporation, for office space (See Note 3), expiring September 30, 2026. The Company's share of office rent expense for this lease for the year ended June 30, 2020 was $12,000.

The Company has a marketing agreement with another entity whereby compensation is determined by revenue production by registered representatives of that entity. This entity also provides office space and related overhead to the Company. Restrictions upon termination of this agreement are included therein.

NOTE 9 – PROMISSORY NOTE

On April 16, 2020, the Company entered into a Promissory Note (the "PPP Note") with Springfield First Community Bank as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $286,000 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full-time headcount during the twenty-four week period following the funding of the PPP Loan.

NOTE 10 – PROMISSORY NOTE – *(Continued)*

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning once the Company hears from the SBA regarding forgiveness. The PPP Loan matures in two years.

NOTE 11 - CONTINGENCIES

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, customer trends, and the industry in general, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

NOTE 12 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. For presentation purposes, revenue on the Statement of Operations is disaggregated further than what was presented on the FOCUS filings. No further disaggregation is warranted at June 30, 2020.

NOTE 13 – SUBSEQUENT EVENT

The Company has evaluated subsequent events for potential recognition and/or disclosure through August 28, 2020, the date the financial statements were available to be issued.